UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 11-K

______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2011

TABLE OF CONTENTS

			Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM			1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED APRIL 30, 2011 AND 2010:

Statements of Net Assets Available For Benefits			2

Statements of Changes in Net Assets Available For Benefits			3

Notes to Financial Statements			4

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5550

Schedule H, Line 4i Schedule of Assets (Held at End of Year) - as of APRIL 30, 2011			11

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES			12

EXHIBIT INDEX
Ex.	23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the “Plan”) as of April 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2011 and 2010, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 25, 2011

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2011 AND 2010

	Year Ended
	April 30,	April 30,
	2011	2010
ASSETS
Participant directed investments at fair value:
Daktronics, Inc. common stock	$22,114,423	$16,538,919
Mutual funds	37,464,062	31,900,143
Money market mutual fund	2,071,522	1,513,633
Common collective trust	3,077,871	2,586,977
	64,727,878	52,539,672

Receivables:
Notes receivable from participants	1,178,210	1,042,910
Employer matching contributions	343,093	161,879
Accrued interest	509	2,540
	1,521,812	1,207,329
Total assets	66,249,690	53,747,001

LIABILITIES
Accrued expenses	13,049	27,535
Excess contributions payable	13,066	81,999
Total liabilities	26,115	109,534
Net assets available for benefits, at fair value	66,223,575	53,637,467

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(57,389)	(38,231)
Net assets available for benefits	$66,166,186	$53,599,236

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2011 AND 2010

	Year Ended
	April 30,	April 30,
	2011	2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,386,817	$6,283,408
Interest and dividends	1,702,891	667,171
	12,089,708	6,950,579

Contributions:
Employer	827,237	887,839
Participants	4,028,590	3,952,026
	4,855,827	4,839,865
Total additions	16,945,535	11,790,444

Deductions from net assets attributed to:
Benefits paid to participants	4,219,927	3,698,169
Administrative expenses	158,658	149,893
Total deductions	4,378,585	3,848,062
Increase in net assets	12,566,950	7,942,382

Net assets available for benefits:
Beginning of year	53,599,236	45,656,854
End of year	$66,166,186	$53,599,236

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1.  DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc 401(k) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all U.S. based employees of Daktronics, Inc. and subsidiaries (the “Company”) who have attained 21 years of age and have completed one year of service.  However, employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Internal Revenue Code (the “Code”). Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions: The Company may make discretionary profit sharing contributions to the accounts of eligible participants as defined in the Plan and as approved by the Company’s Board of Directors.  Beginning in the second quarter of fiscal year 2010 and continuing through the third quarter of fiscal year 2011, the Company matched 25% of the first 6% of each eligible participant’s contribution.  Effective February 1, 2011, the Company matched 50% of the first 6% of the employee’s pay during the quarter.  No additional discretionary contributions were made by the Company for the years ended April 30, 2011 and 2010.

Participants’ accounts:  Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses, and it is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan’s provisions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Non-participant directed investments are invested in a mutual fund.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts become fully vested after five years of credited service and vest at the rate of 20% per year, commencing after one year of service.  U.S.-based employees hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan.

Investment fund information:  Participants may individually direct employee contributions in various mutual funds, common collective trusts, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

As of August 10, 2009, the Lord Abbett Mid-Cap Growth Fund was replaced with the Perkins Mid-Cap Value Fund.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is received by the Plan.

Excess contributions refundable:  At April 30, 2011 and 2010, payables of $13,066 and $81,999, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service (“IRS”).

Forfeited accounts:  During the years ended April 30, 2011 and 2010, respectively, forfeitures of the non-vested accounts of terminated participants of $67,577 and $54,635 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management services fees and audit fees, are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor:  The Company is engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products which are sold in a variety of markets throughout the world and rendering related maintenance and professional services.  The Company’s products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts (“CCT”), which are stated at fair value as reported by the CCT.  Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Wells Fargo Stable Return Fund N4 is a CCT which has all its assets invested in Wells Fargo Stable Return Fund G that includes fully benefit-responsive investment contracts.  The fair value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G.  The fair value of the CCT is adjusted to contract value, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946, Financial Services-Investment Companies (“ASC 946”), and ASC 962, Plan Accounting-Defined Contribution Pension Plans (“ASC 962”).

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Fully benefit-responsive investment contracts are recorded on Form 5500 at fair value, whereas, in the Plan’s financial statements, these investments are presented at fair value with an adjustment to contract value.

Payment of benefits:  Benefit payments are recorded when paid.

Fair Value Measurements:  ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1- Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date

Level 2 – Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in non-active markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data

Level 3 – Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment.  These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

New Accounting Pronouncements:  In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, Fair Value Measurements and Disclosures (“ASU 2010-06”).  ASU 2010-06 adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in level 3 fair value measurements, and (4) the transfers between levels 1, 2, and 3 fair value measurements. ASU 2010-06 was effective for the Plan’s year ended April 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for the Plan’s year ended April 30, 2011.  In the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The Plan adopted the additional disclosures required for all levels of fair value measurements.  The adoption of ASU 2010-06 did not affect the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Note 3.  INVESTMENTS

During the years ended April 30, 2011 and 2010, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30,	April 30,
	2011	2010
Daktronics, Inc.* common stock	$5,168,696	$(1,287,404)
Mutual funds	5,168,878	7,497,791
Common collective trust	49,243	73,021
	$10,386,817	$6,283,408

Investments that represent 5% or more of the fair value of the Plan’s net assets as of April 30, 2011 and 2010 are as follows:

	Year Ended
	April 30,	April 30,
	2011	2010
Investments, at fair value:
Daktronics, Inc.* common stock	$22,114,423	$16,538,919
Euro Pacific Growth Fund	6,761,748	6,008,411
Investment Company of America Fund	5,854,374	5,344,270
Growth Fund of America Fund	5,815,063	5,161,259
Wells Fargo Stable Return Fund N4*	3,077,871	2,586,977
MFS Total Return Fund	3,695,668	3,200,773
T Rowe Price Mid-Cap Growth Fund	4,364,217	3,476,484
T Rowe Price Small Capitalized Fund	4,477,171	3,450,639

*Indicates a party-in-interest to the Plan.

 The following represents holdings and transactions in Daktronics, Inc. common stock, a party-in-interest, as of April 30, 2011 and 2010:

	Year Ended
	April 30,	April 30,
	2011	2010
Investments, at fair value:
Daktronics, Inc. common stock	$22,114,423	$16,538,919

	Year Ended
	April 30,	April 30,
	2011	2010
Changes in Daktronics common stock due to:
Contributions	$1,364,934	$960,771
Dividends	1,210,193	193,591
Net realized and unrealized appreciation/(depreciation) in fair value	5,168,696	(1,287,404)
Distributions to participants and other transfers	(2,168,319)	(1,758,737)
	$5,575,504	$(1,891,779)

Note 4.  FAIR VALUE MEASUREMENT

ASC 820, as described previously, defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants.  It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities).  A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.   The following table presents the Plan’s assets valued at fair value as of April 30, 2011 and 2010 by level within the fair value hierarchy:

	Assets at Fair Value as of April 30, 2011
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$22,114,423	$-	$-	$22,114,423
Stable Value Fund*	-	3,077,871	-	3,077,871
Mutual funds:
Equity	30,962,608	-	-	30,962,608
Fixed Income	2,805,786	-	-	2,805,786
Balanced	3,695,668	-	-	3,695,668
Money market mutual fund*	2,071,522	-	-	2,071,522
	$61,650,007	$3,077,871	$-	$64,727,878

	Assets at Fair Value as of April 30, 2010
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$16,538,919	$-	$-	$16,538,919
Stable Value Fund*	-	2,586,977	-	2,586,977
Mutual funds:
Equity	26,439,018	-	-	26,439,018
Fixed Income	2,260,352	-	-	2,260,352
Balanced	3,200,773	-	-	3,200,773
Money market mutual fund*	1,513,633	-	-	1,513,633
	$49,952,695	$2,586,977	$-	$52,539,672

*Indicates a party-in-interest to the Plan.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Daktronics, Inc. common stock and money market mutual funds:  The fair values are derived from the quoted market prices of the active market on which the individual securities are traded.

Common collective trust:  Common collective trust investments include the Wells Fargo Stable Return Fund that invests in fully benefit-responsive investment contracts. There are currently no redemption restrictions on these investments. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair values of the short-term investments were determined based on the quoted market values of the underlying investments, as the common collective trust itself is not actively traded on an exchange.

Mutual funds:  Mutual funds are valued at the closing price reported on the active market on which the individual funds are traded.  The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.

Note 5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2011 and 2010:

	April 30,	April 30,
	2011	2010
Net assets available for benefits per the financial statements	$66,166,186	$53,599,236
Adjustment from contract value to fair value for fully benefit-responsive
investment contracts	57,389	38,231
Deemed loan activity	(5,725)	-
Net assets available for benefits per Form 5500	$66,217,850	$53,637,467

The following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2011:

April 30,
2011
Increase in net assets per statements of changes in net assets available benefits	$12,566,950
Change in adjustment from contract value to fair value for fully benefit-responsive
investment contracts	19,158
Deemed loan activity	(5,725)
Net investment income per Form 5500	$12,580,383

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.   In addition, deemed distributions of participant loans are recorded on the Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

Note 6.  PLAN TERMINATION

The Plan sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

Note 7.  FEDERAL INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2010-6 and Revenue Procedure 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 33.4% and 30.9% of the net assets available for benefits of the Plan at April 30, 2011 and 2010, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

Note 9.  RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2011 and 2010, the Plan owned 2,072,112 and 1,975,976 shares of common stock of Daktronics, Inc, respectively.

Note 10.  SUBSEQUENT EVENTS

Effective May 1, 2011, the Plan was amended and restated to make it an employee stock ownership plan under the Code.  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This change provides among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

As of May 1, 2011, 10 Target Date funds were added to the Plan which corresponded to various lengths of time to expected retirement dates of employees.

On June 2, 2011, the Board of Directors declared a dividend of $0.11 per share payable on June 24, 2011 to holders of record of its common stock on June 13, 2011.

As of August 17, 2011, all mutual fund investments and the investment in the common collective trust were changed to a new share class of the fund that contained lower expense ratios.  All holdings were moved in accordance with this change.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2011

Identity of Issue, Borrower
Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:
Daktronics, Inc.* common stock	2,072,112	$22,416,987	$22,114,423
Stable Value Fund:
Wells Fargo Stable Return Fund*	65,586	2,875,303	3,020,482
Mutual Funds:
Pimco Total Return Fund	254,378	2,748,220	2,805,786
Euro Pacific Growth Fund	150,194	5,849,939	6,761,748
Growth Fund America Fund	176,589	5,009,246	5,815,063
Investment Company of America Fund	194,368	6,538,940	5,854,374
Perkins Mid-Cap Value Fund	110,490	2,114,005	2,724,690
MFS Total Return Fund	248,867	3,471,022	3,695,668
T Rowe Price Mid-Cap Growth Fund	66,782	3,338,144	4,364,218
T Rowe Price Small Capitalization Fund	115,779	3,333,089	4,477,171
Wells Fargo Index Fund*	20,107	827,749	965,344
		$33,230,354	$37,464,062
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*		2,071,522	2,071,522
Notes receivable from participants (with interest rates
ranging from 4.25% to 10.5%, maturing
through November 2013)		1,178,210	1,178,210
		$61,772,376	$65,848,699

*Indicates a party-in-interest to the Plan.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By: /s/ William R. Retterath
William R. Retterath
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

Date: October 25, 2011